WALGREEN CO. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended		Fiscal Year Ended
	5/31/2012	5/31/2011	8/31/2011
Income before income taxes	$2,827	$3,043	$4,294
Add:
Fixed charges	922	873	1,212
Amortization of capitalized interest	4	-	5
Less: Capitalized interest	(7)	(8)	(10)
Earnings as defined	$3,746	$3,908	$5,501

Interest expense, net of capitalized interest	$51	$56	$77
Capitalized interest	7	8	10
Portions of rentals representative of the interest factor	864	809	1,125
Fixed charges as defined	$922	$873	$1,212

Ratio of earnings to fixed charges	4.06	4.48	4.54